                                        Filed by Transpro, Inc. pursuant to Rule
                                        425 under the Securities Exchange Act of
                                        1933, as amended, and deemed filed under
                                        Rule 14a-12 of the Securities Exchange
                                        Act of 1934, as amended

                                        Subject Company: Modine Aftermarket
                                        Holdings, Inc., a wholly owned
                                        subsidiary of Modine Manufacturing
                                        Company Commission File No.: 1-13894

FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the transaction, including future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Transpro's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. When used in this filing the terms "anticipate," "believe," "estimate," "expect," "may," "objective,"
"plan," "possible," "potential," "project," "will" and similar expressions identify forward-looking statements.

Due to the foregoing conditions and other factors, there can be no assurance that the transaction will be completed, or as to its ultimate timing and terms.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the possibility that the companies may be unable to obtain required corporate and regulatory approvals or to satisfy other conditions for the transaction; (2) the risk that the businesses will not be integrated successfully; (3) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer to realize than expected; (4) disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; (5) the transaction may involve unexpected costs; (6) increased competition and its effect on pricing, spending, third-party relationships and revenues; (7) the risk of new and changing regulation in the U.S. and internationally; (8) the possibility that Transpro's businesses may suffer as a result of the transaction; and (9) other uncertainties and risks beyond the control of Transpro. Additional factors that could cause Transpro's results to differ materially from those described in the forward-looking statements can be found in the Annual Report on Form 10-K of Transpro, in the Quarterly Reports on
Forms 10-Q of Transpro, and Transpro's other filings with the SEC. Transpro assumes no obligation and expressly disclaims any duty to update information contained in this filing except as required by law.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the transaction, Modine and Transpro will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a proxy/information statement. Stockholders are urged to read the prospectus and proxy/information statement regarding the transaction when it becomes available, because it will contain important information about
Modine, Transpro and the transaction. Stockholders will be able to obtain a free copy of the prospectus and proxy/information statement, as well as other filings containing information about Modine and Transpro, without charge, at the SEC's
Internet site (http://www.sec.gov) and the companies' respective Internet sites at www.modine.com and www.transpro.com. Modine, Transpro, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies in respect of the transaction.

Information regarding Modine's directors and executive officers is available in its proxy statement filed with the SEC by Modine on June 14, 2004, and information regarding Transpro's directors and executive officers is available in its proxy statement filed with the SEC on March 29, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy/information statement and other relevant materials to be filed with the SEC.

                                     *  *  *

The following is a transcript of a conference call given by Transpro, Inc. on
March 24, 2005:

                              TRANSPRO INCORPORATED

                           MODERATOR: CHARLES JOHNSON
                                 MARCH 24, 2005
                                   9:00 AM CT

Operator:             Good morning. My name is (Lushanna) and I will be your
                      conference facilitator. At this time I would like to
                      welcome everyone to the Transpro Incorporated 4Q '04
                      earnings conference call.

                      All lines have been placed on mute to prevent any
                      background noise. After the speakers' remarks there will
                      be a question and answer period. If you would like to ask
                      a question during this time, simply press star then the
                      number 1 on your telephone keypad. If you would like to
                      withdraw your question, press star then the number 2 on
                      your telephone keypad.

                      I would now like to turn the call over to Mr. Eric
                      Boyriven of Financial Dynamics. You may begin your
                      conference.

Eric Boyriven:        Thank you, and good morning everyone. I'd like to welcome
                      you to the Transpro conference call. We're here to discuss the company's fourth quarter 2004 results, which were
                      reported yesterday after the close of the market. With us
                      from management today are Charlie Johnson, President and
                      Chief Executive Officer, and Richard Wisot, Chief
                      Financial Officer.

                      Just a word about procedures before we begin. After
                      management has made its formal remarks, we will take your
                      questions.

                      Also, please note that in this morning's conference call
                      management may reiterate forward looking statements that
                      were made in the press release. In accordance with the
                      safe harbor provisions of the Private Securities
                      Litigation Reform Act of 1995, I'd like to call your
                      attention to the risks related to these statements, which
                      are more fully described in the press release and in the
                      company's filings with the Securities and Exchange
                      Commission.

                      In addition, the subject matter in this conference call
                      that relates to the transaction with Modine will be
                      addressed in a proxy statement/prospectus information
                      statement to be filed with the SEC. When it becomes
                      available, we urge you to read it, because it will contain important information.

                      Information about the participant is contained in the
                      company's annual proxy material filed with the SEC. That
                      document, and other SEC filings, can be obtained for free
                      at the SEC's Web site and from Transpro and Modine.

                      With these formalities out of the way, I'd like to turn
                      the call over to Charlie Johnson. Charlie, please go
                      ahead.

Charles Johnson:      Thank you, Eric. Good morning everyone, and welcome to our fourth quarter and year end conference call.

                      We are pleased to report significant improvements in our
                      operating performance for the fourth quarter and full year of 2004. Against an overall market backdrop that remained
                      challenging, we were able to generate a 23% increase in
                      net sales in the fourth quarter, and net income of $2.4
                      million or 31 cents per diluted share - a net
                      profitability improvement of nearly $4 million over a net
                      loss in the year-ago quarter of $1.6 million or 22 cents
                      per diluted share.

                      As I mentioned, these improvements were generated against
                      what continue to be a challenging operating set of
                      conditions across many of the markets we serve. Raw
                      material costs continued to rise during the period, with
                      our average costs of copper and aluminum increasing 58 and
                      24% respectively from levels we saw a year ago.

                      Intense competition continued to impact prices within the
                      auto and light truck business, limiting our ability to
                      pass through higher raw material costs in most markets,
                      and turning needed increases into decreases. Rising fuel
                      costs and interest rates also factored into the market
                      picture.

                      Despite these factors, we profitably grew our business. In our automotive and light truck group, we generated revenue growth through the combination of new customer programs,
                      including those announced with NAPA and Lordco on heat
                      exchangers, and Pep Boys on air conditioning products, as
                      well as the expansion of current relationships with many
                      other existing customers.

                      In our heavy duty group, the ongoing economic recovery was most visible in the form of dramatic increases in heavy
                      truck and industrial activity. This was further supported
                      by the growth of new customer relationships and
                      introduction of new products in both the OEM and
                      aftermarket units of this group.

                      Our manufacturing and sourcing cost reduction programs
                      allowed us to leverage this revenue growth and generate
                      significant profitability improvements. As we reported
                      operating income of $3.4 million in the 2004 fourth
                      quarter, and $9.6 million for the full year period, versus operating losses in both periods a year ago.

                      2004 was also marked by continued success resulting from
                      our focus on improving Transpro's overall financial
                      condition. We maintained a commitment to cash flow
                      management, and the result was an operating cash flow
                      improvement of nearly 40% year over year, supporting
                      further reduction in our debt levels. While we're very
                      pleased with our results, we also recognize that
                      conditions in the market remain challenged by intensifying competition, and that Transpro must continue to position
                      itself for success.

                      I'll be back a bit later to discuss our important
                      initiatives in this area. But first I'll hand it over to
                      Rich Wisot to talk with you about our financial results.
                      Rich?

Richard Wisot:        Thank you, Charlie, and good morning everyone. As Charlie
                      mentioned, we are very pleased with our performance in
                      both the 2004 fourth quarter and full year periods. Net
                      sales for the fourth quarter of 2004 were $64 million, an
                      increase of 22.9% over net sales of $52.1 million in the
                      fourth quarter of last year.

                      Net sales within the automotive and light truck group rose
                      17.6%, to $43.2 million from $36.7 million a year ago.
                      Sales within the automotive and light truck group reflect
                      increased sales of both heat exchange and temperature

                      control products, due to new customer wins in the past
                      year and increased market penetration.

                      These factors were somewhat diluted by the continued
                      competitive pricing pressure as well as the impact of
                      higher fuel prices and interest rates on customers'
                      purchasing decisions.

                      Driven by our increased sales and cost control efforts,
                      operating income in the automotive and light truck
                      segments rose to $3 million versus an operating loss of
                      $200,000 in the fourth quarter of 2003.

                      Last year's operating income for the automotive and light
                      truck group included $200,000 of restructuring and other
                      special charges.

                      For the 2004 fourth quarter, sales in our heavy duty group were $20.8 million compared to $15.4 million a year ago,
                      an increase of 35.6%. This significant increase in sales
                      reflects ongoing strength in the class seven and eight
                      truck markets, resulting in increased demand from
                      Transpro's heavy duty OEM customer base and contributions
                      of new business programs.

                      Sales of the company's heavy duty aftermarket products
                      improved due to new product introductions, market actions
                      to offset rising raw material costs, and the strengthening of market segments served by this business.

                      Operating income for the heavy duty group increased in the fourth quarter to $2.4 million, from $600,000 in the
                      fourth quarter of 2003.

                      Consolidated gross income for the fourth quarter of 2004
                      was $14.5 million, or 22.6% of sales, versus a
                      consolidated gross margin of $8.3 million or 15.9% of
                      sales in the same period in 2003.

                      The improvements in consolidated gross margin reflects the company's cost reduction actions, as well as higher sales
                      levels in the quarter. These factors were somewhat offset
                      by a combination of competitive pricing pressure within
                      the automotive and light truck group, and rising commodity costs impacting all business segments.

                      Selling, general and administration expenses were $11.1
                      million, or 17.3% of sales, compared to $8.7 million or
                      16.8% of sales in the fourth quarter of last year.

                      The increase in SG&A expenses is related to increased
                      freight costs and increased accruals for incentive-related expenses not accrued in the fourth quarter of 2003, as
                      well as increased expenses related to the higher overall
                      sales level in this year's fourth quarter.

                      Operating income for the fourth quarter of 2004 was $3.4
                      million, versus an operating loss of $700,000 in the
                      fourth quarter of last year. The operating loss in the
                      fourth quarter of 2003 included restructuring and other
                      special charges of $200,000.

                      During the fourth quarter of 2004, the company recorded a
                      tax benefit of $900,000, reflecting the reversal of a
                      portion of its tax valuation reserve in anticipation of
                      recording a gain in the first quarter of 2005 as a result
                      of the sale of our heavy duty OEM business unit.

                      For the 2004 fourth quarter, consolidated net income rose
                      to $2.4 million, or 31 cents per diluted share, versus a
                      net loss of $1.6 million, or 22 cents per diluted share
                      last year.

                      Now let me quickly recap our results for the 2004 full
                      year period.

                      For 2004, net sales increased 17.2% to $268.1 million from
                      $228.7 million in 2003. Operating income for the 2004 full year period was $9.6 million, versus an operating loss of
                      $2 million in the 2003 period, which included total
                      restructuring and other special charges of $1.5 million.

                      For the 2004 full year period, net income was $5.2 million or 69 cents per diluted share, compared to a loss of $4.5
                      million or 65 cents per diluted share in 2003.

                      Now I'd like to provide some balance sheet highlights.
                      Inventory levels at the end of 2004 were $76.4 million,
                      compared to $76 million at the end of the third quarter of
                      2004, and $71.4 million at the end of 2003. This reflects
                      an improvement in overall inventory turns from three to
                      3.2 turns, consistent with our ongoing commitment to
                      improve asset utilization.

                      Accounts receivable at December 31 2004 was $40.5 million, compared with $46.1 million last year and $48.5 million in the third quarter of 2004. This decrease in accounts
                      receivable relates to both improved customer payments and
                      accelerated collection of certain customer receivables,
                      utilizing a cost effective customer sponsored vendor
                      program administered by a financial institution, which
                      offsets the impact of increased receivable balances as a
                      result of higher sales levels and longer dating terms.

                      As of December 31 2004, accounts payable were $33.2
                      million compared to $32.8 million at the end of 2003 and
                      $39.4 million at September 30, 2004, and reflects our
                      ongoing efforts to balance payables with the shift in
                      customer receivable mix towards longer payment cycles.

                      Total debt at the end of 2004 was $44 million, compared to total debt of $50.9 million a year ago. Total debt
                      remained flat when compared to the end of the 2004 third
                      quarter.

                      Net capital expenditures for 2004 were $4.7 million
                      compared to $5.1 million in the prior year. Depreciation
                      and amortization for 2004 remained constant with the year
                      ago levels at $6 million.

                      For 2004, operating cash flow was $12.1 million, compared
                      to $8.7 million generated in 2003. This improvement
                      reflects higher net income, along with higher accounts
                      receivable collection levels, due to our participation in
                      certain customer payment programs.

                      Clearly, we are very pleased with the significant
                      improvements we've seen in most aspects of our financial
                      results.

                      With that, I'll turn the call back over to Charlie.

Charles Johnson:      Thanks, Rich. As I think you can see, our results for the
                      quarter and the year speak for themselves. A few years
                      ago, we recognized that the markets we serve were
                      changing, and that Transpro needed to change with them in
                      order to earn the position of market leader. We took the
                      actions necessary to position ourselves for the growth we
                      have experienced to date.

                      We focused on our core strategic values, including a
                      commitment to the highest levels of product quality and
                      customer service. And the benefits can be seen in our 2004 results.

                      As we look forward, our markets will continue to change.
                      And we must continue to take the actions necessary to
                      support growth and shareholder value. In this context, in
                      February of this year, we announced the signing of a
                      definitive agreement with Modine Manufacturing Company
                      through which Modine's aftermarket business would be
                      merged into Transpro in a transaction that will be tax
                      free to shareholders.

                      The agreement also called for Modine's purchase of
                      Transpro's heavy duty OEM business for $17 million in
                      cash.

                      The new company will be a solid leader in the aftermarket
                      for automotive and heating and cooling system products.
                      And the merger will bring with it significant positive
                      attributes that will prospectively generate benefits as we move forward.

                      With over $400 million in revenues and a presence in North
                      America, Latin America and Europe, the combined companies
                      will significantly improve their

                      competitive positioning in the marketplace and will be
                      capable of serving a broader base of customers world wide.
                      With combined product and technologies that will allow us
                      to offer our customers a portfolio of market-leading
                      brands and technologies that will keep us on the leading
                      edge of product development in the industry.

                      The merger is expected to bring with it significant
                      operating synergies of $20 million or more annualized
                      which would benefit the new business after the period of
                      integration.

                      As we've said in the past, we expect the integration
                      process to last around 18 months and generate
                      restructuring charges of between $10 and $14 million.

                      Finally, the merger will significantly improve our balance sheet, reducing our debt levels from approximately 50% of
                      total capitalization currently to around 20% following the merger and sale of our heavy-duty OEM business.

                      As a result, the merged company will have the financial
                      flexibility and borrowing capacity to adapt to changes in
                      the marketplace.

                      In late February, we received notice of the early
                      termination of the waiting period under the
                      Hart-Scott-Rodino Antitrust Improvements Act related to
                      this merger. In early March, we completed the sale of our
                      heavy-duty OEM business to Modine which will generate a
                      one-time pretax gain of somewhere around $6 million in the first quarter of 2005.

                      At this point we expect the merger which is still subject
                      to approval by Transpro shareholders and other customary
                      approvals to close in the second quarter of 2005.

                      The merger focuses the company as a leader in the auto and light truck aftermarket. At the same time, we are taking
                      steps toward enhancing our position in the heavy-duty
                      aftermarket, a business which has improved with the
                      ongoing economic recovery and with our many new product
                      and operational initiatives.

                      We will continue to broaden our presence in this market
                      through the introduction of innovative new products such
                      as our market-leading ultra-seal charge air cooler
                      technology, expansion of our line of agricultural heat
                      exchanger products introduce to the marketplace in 2004
                      and further growth of our complete truck radiator program.

                      With regard to 2005, we are clearly entering a new period
                      of transition for the company as we begin to address the
                      issues related to the proposed merger.

                      As we have said, our business is highly competitive, and
                      we expect the downward pricing pressure in the heat
                      exchanger product areas will continue to impact our near
                      term margins.

                      We also may begin to see higher fuel prices begin to have
                      an impact on consumer driving habits and consumer buying
                      patterns. It is interesting that miles driven in the
                      marketplace have held up surprisingly well so far given
                      the fuel price increases. And this is probably as clear a
                      statement as one could have on the importance of driving
                      to the US consumer in today's world.

                      Finally, while the sale of our heavy-duty OEM business
                      unit provided us with a $6 million pre-tax gain, we will
                      no longer benefit from the unit's favorable contribution
                      going forward.

                      As a result of these circumstances and with the activities related to merger integration and SOX compliance, we do
                      not anticipate favorable period to period comparisons in
                      operating results in 2005 and could see an operating loss
                      depending on market conditions and the final merger
                      closing date and the speed of the integration progress.

                      However with the gain on the OEM sale combined with the
                      expected favorable impact of the negative goodwill related to the merger, we anticipate reporting a substantial net
                      profit, again given reasonable market conditions.

                      Thereafter, we expect operating improvements related to
                      synergy activities to lift 2006 operating results.

                      Overall, with the strength in balance sheet and prospects
                      for future performance, we are genuinely excited by the
                      opportunities ahead. The prospective merger will provide
                      us with expanded strategic alternatives and we look
                      forward to addressing them aggressively.

                      As I close, it is important to note that we are in the
                      process of preparing our documents in the form of an S4
                      for registration of the merger deal and we're not in a
                      position to answer any deal related questions outside of
                      the range of what we have already covered in our prior
                      public comments.

                      We currently expect the S4 to be mailed in the early May
                      timeframe assuming favorable regulatory reviews. And
                      further we encourage you to review this document carefully as it will contain important and substantial information
                      which will hopefully answer your questions.

                      Operator, you can now open the line for questions.

Operator:             At this time, I would like to remind everyone, if you
                      would like to ask a question, press star then the number 1 on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

                      Again ladies and gentlemen, if you would like to ask a
                      question, press star then the number 1 on your telephone
                      keypad.

                      Your first question comes from David Cohen of Athena
                      Capital Management.

David Cohen:          Good morning guys.

Man:                  Hi David. How are you?

David Cohen:          Fine. How are you?

Man:                  Good.

David Cohen:          Good. I'm going to now head off into the deal-related
                      questions that you maybe are not going to answer. See what
                      I can worm out of you.

                      So in an earlier press release you had said that the OEM
                      business that you were selling in the heavy-duty business
                      was about 50 million of sales. And if I look at your press release, there is 83 million of heavy-duty business listed in there. I'm assuming the difference is the heavy-duty
                      aftermarket business?

Man:                  Basically that's correct.

David Cohen:          Okay. Can you give us any sense as to whether that $32 or
                      $33 million difference contributed anything to the
                      operating income of the heavy-duty segment?

Richard Wisot:        David, it was about neutral to the operating income.

David Cohen:          Okay. And looking forward to the consolidated entity after
                      May or June or whenever this thing closes, can you give us
                      - do you have any sense yet as to how that might change
                      the capital budget needs over the couple of years
                      following? The integration period, is that going to
                      involve a good deal of capital investment or is it mainly
                      going to be rationalization of existing property, plant
                      and equipment?

Charles Johnson:      We would anticipate that the - there will be a normal
                      level of underlying product development and other sorts of activities going on David and that overlying that will be
                      this restructuring sort of costs that we've sort of put on the table which would include a combination of capital and other activities that we're not quite prepared to go into
                      at this point.

David Cohen:          Okay, well let me ask the question in a slightly more
                      general way. Should I expect the CAPEX to rise in
                      proportion to the revenue increase created by the
                      combining the two businesses or would you expect that the
                      combination of the two businesses will allow us to lower
                      the capital expenditure budget per dollar of revenue?

Charles Johnson:      I would think it would be lower in total as a general
                      statement.

David Cohen:          Like you're not willing to put any kind of an order of
                      magnitude on that?

Charles Johnson:      Not at this point. I can tell you that as part of this
                      arrangement, we will have businesses in Europe and Mexico.
                      And each of those will need their unique capital to
                      support their own business needs as we go forward. However the - for the most part, the US part of the business will
                      see a lower total needs in that we will be only developing a set of products once and not twice.

David Cohen:          Okay, thanks very much.

Charles Johnson:      Certainly. Thank you for your question.

Operator:             Again, ladies and gentlemen, if you would like to ask a
                      question, please press star 1.

                      Your next question comes from Eric Jacobson with Franklin
                      Templeton.

Eric Jacobson:        Just wanted to start by something I saw. I thought I heard you say that - did you say that in '05 it's possible that
                      you'll...

Charles Johnson:      I'm sorry Eric, we lost your voice.

Eric Jacobson:        Sorry about that. Did you say in '05 that you're going -
                      it's possible to see an operating loss?

Charles Johnson:      Yes, that's correct. I did say that.

Eric Jacobson:        What - I mean based on what you just said, I guess the
                      remaining business on the heavy-duty side is about - it
                      sounds like it's - you had neutral. And the light I guess
                      auto business is generating pretty decent profits at least in '04.

                      What's the - what's going to I guess make you lose money
                      overall?

Charles Johnson:      Well I think first of all, we're going to be moving into a time that we're going to be taking lots of actions. And
                      whenever you're in a period like that, there's

                      a lot more spending going on to support a variety of
                      activity. So that's one general answer.

                      I also mentioned that the competitive levels in the
                      marketplace are extremely strong and we have anticipated
                      and will continue to anticipate more price downs in the
                      marketplace as a result of competitive activity.

                      But we think particularly in the radiator venue, so as we
                      look forward, we think that's going to start to impact our numbers up through the year and therefore that the
                      activities of the merger and so forth and the synergies
                      that we gain from that will be important to the overall
                      profitability of the company ongoing.

Eric Jacobson:        And does that EBIT loss include the - I forgot what the
                      levels were of the charge, but the 10 to 14 million, is
                      that cleared in that EBIT loss or would that be in
                      addition to?

Charles Johnson:      That's a non-operating charge.

Eric Jacobson:        Okay.

Charles Johnson:      However, you should remember that we will also be showing
                      the gain on the sale of the heavy-duty business and a very substantial one-time pickup on the negative goodwill from
                      the deal itself. So the non-operating charges we expect
                      the positives to substantially outdistance the negatives.

Eric Jacobson:        Okay, thank you.

Operator:             As a reminder, if you would like to ask a question, please press star 1.

                      At this time, we have no questions. Management, do you
                      have any closing remarks?

Charles Johnson:      Yes. None of the improvements we have made in prior
                      periods would have been possible without the support of
                      our dedicated Transpro associates and all of our
                      stakeholders. Also we would be remiss if we didn't
                      recognize the contributions to our progress over many
                      years by the members of our heavy-duty OEM business unit
                      as predecessor companies.

                      We will miss their fellowship as part of Transpro but wish them well as part of Modine which is a clear market leader in the OEM venue and a great company.

                      We thank all of these people for their many achievements
                      throughout 2004 and look forward prospectively to our new
                      partnership with the great people from Modine's
                      aftermarket business.

                      As we have often said together, we will be successful
                      together. I thank everyone for joining us today on our
                      conference call. Thank you very much.

Operator:             This concludes today's conference call. You may now
                      disconnect.

                                       END